

10027024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *DBA:* Fort Dearborn Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) *Westmoor Capital Advisors, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

101 N. Wacker Drive, Suite 1150
                              (No. and Street)

Chicago   Illinois   60606
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Schneiders   (312) 683-3650
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
                              (Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404   Chicago   Illinois   60606
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Jeff Schneiders_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Fort Dearborn Capital Advisors, LLC_____, as of ___December 31_____, 20 09____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

Sworn and subscribed to me on the 15th day of February, 2010.

_Erica Tebo_____
Notary Public

_Jeff E. Schneiders_____
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

<table>
<tr><td>*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY</td><td>TELEPHONE
(312) 939-0477

FAX
(312) 939-8739</td></tr>
</table>

INDEPENDENT AUDITOR'S REPORT

To the Member
Fort Dearborn Capital Advisors LLC
Chicago, IL 60606

We have audited the accompanying statement of financial condition of Fort Dearborn Capital Advisors LLC as of December 31, 2009, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Dearborn Capital Advisors LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 15, 2010

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash in bank	$	21,230
Total assets	$	21,230

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$	-0-
Member's Capital		21,230
Total liabilities and member's capital	$	21,230

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2009

Revenues

Interest $ 29

Total Income
                                                                              $ 29

Expenses

Occupancy and administrative expenses   3,660
Registration & fees   1,630
Other operating expenses   5,523

   Total operating expenses   10,813

   Net income (loss) $ (10,784)

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2009

	Member's Capital
Balance January 1, 2009	$ 32,014
Net income (loss) for the year ended December 31, 2009	(10,784)
Balance December 31, 2009	$ 21,230

The accompanying notes to the financial statements are an integral part of this statement.

FORT DEARBORN CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (10,784)	
Net cash from (applied to) operating Activities		$ (10,784)
Net increase (decrease) in cash and cash Equivalents		(10,784)

Beginning Cash, January 1, 2009

	32,014

Ending Cash December 31, 2009

	$ 21,230

Supplemental Disclosures

Interest paid during the period	$ -0-
Income taxes paid during the period	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1   ORGANIZATION

Description of the Partnership

Westmoor Capital Advisors LLC is an Illinois limited liability company, which was formed on September 1, 2002. The Company became a registered broker/dealer and a member of the Financial Industry Regulatory Authority on November 3, 2004.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is primarily engaged in the business of the private placement of securities, and mergers and acquisitions.

Effective January 9, 2008, the Company has filed to transact business under the assumed name of Fort Dearborn Capital Advisors LLC.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Fort Dearborn Capital Advisors LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income is directly allocable for income tax purposes to the individual member.

FORT DEARBORN CAPITAL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $21,230 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the member.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Fort Dearborn Partners, Inc. (Fort Dearborn) a related entity due to common employment by the member, in which Fort Dearborn provides office space, office and telephone equipment and other administrative services at the rate of $305 monthly.

During the year ended December 31, 2009, the Company paid $3,660 to Fort Dearborn for these services.

NOTE 5   ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted ASC 740 formally known as FIN No. 48, *Uncertainty in Income Taxes* on January 1, 2009. At December 31, 2009 management has determined that there are no material uncertain income tax positions, and no income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

NOTE 6   SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 15, 2010 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of __12/31/09__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __21,230__ | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... ▼19 ( ) | 3490 |
3. Total ownership equity qualified for Net Capital .... __21,230__ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520 |
   B. Other (deductions) or allowable credits (List) .... | 3525 |
5. Total capital and allowable subordinated liabilities .... $ __21,230__ | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... ▼17 $ _____ | 3540 |
   B. Secured demand note delinquency .... _____ | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600 |
   D. Other deductions and/or charges .... _____ | 3610 | ( ) | 3620 |
7. Other additions and/or allowable credits (List) .... | 3630 |
8. Net capital before haircuts on securities positions .... ▼20 $ __21,230__ | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ | 3660 |
   B. Subordinated securities borrowings .... _____ | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... ▼18 _____ | 3735 |
      2. Debt securities .... _____ | 3733 |
      3. Options .... _____ | 3730 |
      4. Other securities .... _____ | 3734 |
   D. Undue Concentration .... _____ | 3650 |
   E. Other (List) .... _____ | 3736 | ( ) | 3740 |
10. Net Capital .... $ __21,230__ | 3750 |

OMIT PENNIES

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	16,230	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22	$	21,230	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	-0-	3790
17. Add:			
A. Drafts for immediate credit ...21 $		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited $		3810	
C. Other unrecorded amounts (List) $		3820	$	3830
18. Total aggregate indebtedness	$	-0-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	-0-	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fort Dearborn Capital Advisors LLC	as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.. `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm `30` _____ `4335`   k(2)i   `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
32 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
33 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
34 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
35 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ 36 _____ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**

1. Equity Capital

2. Subordinated Liabilities

3. Accruals

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Fort Dearborn Capital Advisors LLC

In planning and performing our audit of the financial statements of Fort Dearborn Capital Advisors LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Fort Dearborn Capital Advisors LLC for the year ended December 31, 2009 and this report does not affect our report thereon dated February 15, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Chicago, Illinois
February 15, 2010